

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2015

David Phipps
Chief Executive Officer and Chairman
Orbital Tracking Corp.
1990 N. California Boulevard, 8th Floor
Walnut Creek, California 94596

> **Re: Orbital Tracking Corp.**
> **Registration Statement on Form S-1**
> **Filed May 13, 2015**
> **File No. 333-204126**

Dear Mr. Phipps:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to update your financial statements for the quarter ended March 31, 2015.

Risks Related to Our Organization and Our Common Stock, page 3

2.   Please provide a separate risk factor that discusses the significant number of shares that could be issued upon conversion of your Series A, B, C, D and E preferred stock and the depressive effect this market overhang could have on the price of your shares. Provide a table that shows the total number of common shares that may be issued upon conversion of each class of preferred stock. When discussing the limitations on the conversion of your preferred stock, disclose that, even though the holders of the convertible preferred stock may not convert these securities if they would own more than 4.99% of the then-outstanding common stock, this restriction does not prevent these holders from selling

some of their holdings and then converting additional shares. In this way, the holders could sell more than these limits while never holding more than those limits.

Security Ownership of Certain Beneficial Owners and Management, page 25

3.   We note that the company has outstanding equity securities other than common stock that have voting rights, including Series A, B, C, D and E convertible preferred stock. Please note that you must disclose any person who is the beneficial owner of more than five percent of any class of voting securities, providing the disclosure required by Item 403(a) of Regulation S-K as to each class of voting securities. You also must provide disclosure as to amount and percentage of each class of equity securities beneficially owned by each named executive officer, director, and directors and executive officers as a group pursuant to Item 403(b) of Regulation S-K. Please revise your beneficial ownership table accordingly. Furthermore, since several classes of voting securities have different voting rights, please provide a column that discloses the total voting power of each beneficial owner. Provide narrative or footnote disclosure that discusses the voting rights of each class of securities.

4.   We note your disclosure in the footnotes to the beneficial ownership and selling shareholder tables that beneficial ownership of certain persons does not include a significant number of shares into which your preferred stock is convertible due to ownership limitations. Please disclose in these footnotes that, even though the holders of the convertible preferred stock may not convert these securities if they would own more than 4.99% of the then-outstanding common stock, this restriction does not prevent these holders from selling some of their holdings and then converting additional shares. In this way, the holders could sell more than these limits while never holding more than those limits.

Description of Securities, page 33

Preferred Stock, page 33

5.   Under the description of each class of your convertible preferred stock, please disclose the total number of common shares into which the outstanding shares of each class of preferred stock is convertible without regard to the 4.99% limitation.

Exhibit Index, page II-4

6.   We note that exhibits 10.19, 10.21 and 10.22 are marked to indicate that they were previously filed in redacted form as exhibits to the Form 8-K filed December 16, 2004, and that applications for confidential treatment were submitted for each of them. However, our records do not indicate that such applications for confidential treatment were ever submitted. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gregory Dundas, Attorney-Advisor, at 202-551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Harvey Kesner, Esq.